Exhibit 99.2
Starfield Resources Inc.
Management's Discussion & Analysis
For the three months ended May 31, 2008

GENERAL

The following discussion and analysis of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three months ended May 31, 2008, should be read in conjunction with the Company’s audited Financial Statements for the year ended February 29, 2008.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this 2008 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of Nickel, Copper, Platinum, Palladium, and Cobalt ; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by the Company; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties.  In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Starfield disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

DATE

This MD&A covers the three months ended May 31, 2008 and was prepared on July 9, 2008.

All dollar values are in Canadian dollars unless otherwise indicated.

OVERALL PERFORMANCE

Introduction

Starfield is a resource company conducting advanced exploration and development on its 100%-owned 1,323,000-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt (Ni-Cu-Pt-Pd-Co) property (the “Property”) located in Nunavut, Canada.  The Company is rapidly transitioning from an advanced exploration stage to the early stage of development.  On March 20, 2008 the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut.  As a result, Starfield expects to continue to advance the project, with a view to the preparation of a definitive feasibility study to be completed prior to the end of fiscal 2010.

The Company strategy is focusing its efforts on exploring and developing the Ferguson Lake Property.  As global demand increases for base metals and precious metals, potentially large deposits such as Ferguson Lake gain in strategic importance and economic viability.

After generating encouraging results during multi-phase exploration programs conducted over the past several years, the Company plans to continue its drilling program throughout calendar 2008, in order to further delineate its existing resource base. Using state of the art geophysical survey techniques, the Company is also pursuing regional exploration on much of its prospective surrounding mineral claims.  The Company has a number of targets for follow-up work.

Highlights for the quarter ended May 31, 2008

i.	On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut;

ii.	On May 6, 2008, the Company completed a $20.0 million (gross) financing (See the “Liquidity” section);

iii.	In late April 2008, the Company commenced its 2008 drilling program and advancement of the feasibility study;

iv.
The Company switched from a background chemical of magnesium chloride to iron chloride allowing the Company to use less energy, improve water balance, significantly reduce reagent costs, and utilize a smaller plant footprint; and

v.	During the quarter, the Company hired Mr. Raymond Irwin as its VP, Exploration.

Financial summary

As of May 31, 2008, Starfield had $24.5 million in cash compared to the February 29, 2008 year end (“YE”) balance of $10.9 million.

The Company had working capital of $23.2 million as of May 31, 2008 (YE: $10.8 million).

The Company’s financial instruments consist of cash, receivables and refundable deposits, accounts payable and accrued liabilities and capital lease obligations.  Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

All dollar values are in Canadian dollars unless otherwise indicated.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the three month period ended May 31, 2008.

Priorities for the year ending February 28, 2009 (Fiscal 2009)

For the remainder of fiscal 2009, the Company will focus its priorities as follows:

•	Further explore the foot-wall high-grade Platinum Group Metals (“PGM”) zone to clearly define a resource. The Company commenced an additional 20,000 meter drill program in April 2008;
•
Accelerate the metallurgical test work. This will include the contracting of a metallurgical test lab to continue flotation and test metallurgical work on the high grade PGM’s that were recently drilled;

•	Maintain the camp and continue with permitting processes;
•	Begin prospecting the remainder of the Ferguson Lake Property. Exploration funds would also be directed to the potential for diamonds and other precious metals; and
•	Continue to advance the project towards the preparation of a definitive feasibility study.

Other information

The registered office of the Corporation is located at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, and the head office of the Corporation is located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario M5H 3P5.

The results of operations reflect the costs of property acquisitions, exploration expenses, costs incurred by the Company to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments.  As at May 31, 2008, the Company has not recorded any revenues from its exploration projects.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

On March 20, 2008 the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut, completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA).

Highlights of this scoping study are as follows:

•	CDN$1.94 billion pre-tax NPV (at a 10% discount rate) at March 17, 2008 prices of US$14.25 nickel and US$3.75 copper, and a pre-tax IRR of 27%;
•	Production anticipated at 27.5 million lbs. nickel, 43.6 million lbs. copper, and 2.9 million lbs. cobalt annually;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.35 billion; and
•	Hydromet process allowing for very economical operations by northern standards with by-product electrical power generation

The company was pleased that the scoping study indicated a very viable project at Ferguson Lake, without even considering the PGE potential. The scoping study was completed to the highest standards using conservative estimates, which will allow the Company to bypass a prefeasibility study and go directly to a full feasibility study that would be expected to be completed in early 2010.

All dollar values are in Canadian dollars unless otherwise indicated.

The study was based primarily on the West Zone resource, and did not include the East Zone, which contains 9.5 million tonnes, due to insufficient diamond drilling and grade information in that area. Also not included was the potential of the low-sulphide, PGE style of mineralization hosted in the footwall of the sulphide intrusive complex. The study also did not address the potential sale of excess electrical power or the potential sale of other by-products such as iron oxide.

The scoping study was prepared under the supervision of Graham Clow, P.Eng., Managing Director of Scott Wilson RPA of Toronto, who is an Independent Qualified Person as defined under NI 43-101, and is based on Starfield’s most recent NI 43-101 report completed by Independent Qualified Persons John Nicholson, P. Geo. FRGS, Jamie Lavigne, P Geo. M.Sc., and Bryn Harris, B.Sc, Ph. D. FCIM, FIMMM, C.Eng., as filed on SEDAR on July 15, 2007.

The scoping study was based on the following general assumptions:

•	Indicated Resources of 15.3 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, and Inferred Resources of 19.4 million tonnes grading 0.68% nickel, 1.13% copper, and 0.08% cobalt;
•	Ore production rate of 6,000 tonnes per day, or 2.1 million tonnes per year;
•	Initial mining of 1.8 million tonnes from an open pit at 3,000 tonnes per day;
•	Total mine production and metallurgical plant feed of 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt;
•	Grinding facilities at Ferguson Lake;
•	285 km slurry pipeline to the processing plant site in Rankin Inlet;
•	Port and ship loading facilities at Rankin Inlet;
•	Average annual production of 27.5 million lbs. of nickel, 43.6 million lbs. of copper, 2.9 million lbs. of cobalt, and 1.6 million tonnes of sulphuric acid; and
•
Base case model utilized prices of US$8.00 per pound nickel, US$2.00 per pound copper, US$25.00 per pound cobalt, and US$80 per ton sulphuric acid, which resulted in a pre-tax IRR of 13.4% and a pre-tax NPV of $321 million at a 10% discount rate.

The scoping study showed a very robust pre-tax return on investment of 27% at nickel, copper and cobalt prices at the time of the release. The study’s base case operating cost per tonne processed and per pound of nickel recovered were calculated assuming copper and cobalt as by-product credits against operating costs resulting in an estimated operating cost of CDN$82 per tonne processed and CDN$3.38 per pound of nickel recovered.

The plant feed of 34.2 million tonnes grading 0.06% nickel, 0.95% copper, and 0.07% cobalt was estimated using normal mining dilution factors and typical mining losses such as ore left in crown pillars, and was based on the 34.7 million tonnes of indicated and inferred resources grading 0.70% nickel, 1.09% copper, and 0.08% cobalt as presented in Starfield’s 43-101 resource statement filed on SEDAR July 15, 2007.  The scoping study excludes the footwall PGE mineralization.

At nickel and copper prices at the time of the study, the pre tax net present value of the project is $1.943 billion, the pre-tax IRR is 26.9% and the payback period is 3.5 years.

Capital costs are estimated to be CDN$1.35 billion. The scoping study was designed to provide the best return on investment and there were no constraints placed on initial capital cost which include a large tank farm for sulphuric acid storage, development of the Hydromet process, a slurry pipeline (estimated to cost CDN$160 million) and an overhead power transmission line. Capital costs of the project are somewhat higher than originally planned, but are expected to create an operating cost structure that is at the low end of industry standards for northern operations.

All dollar values are in Canadian dollars unless otherwise indicated.

The Ferguson Lake project will initially consist of a small open pit mine, followed by further development into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located near Rankin Inlet or Arviat, on the west coast of Hudson’s Bay. The two facilities will be connected by a 285-km 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant will extract pure, LME-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam generated as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam from which to generate the electricity. There is currently a major shortage of sulphuric acid in the industrial world, which is expected to continue for the foreseeable future. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere. Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in very economical operating costs, and the process plant proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Fiscal 2009 Diamond Drill and Surface Exploration Program

Significant additional drilling is planned for 2008 to allow a resource to be estimated for the unique footwall PGE mineralization at Ferguson Lake. In addition, the Company will evaluate its large land holding in the Ferguson Lake area to determine its value for further expenditures or joint venture opportunities.

Phase 1 of the 2008 exploration program anticipates diamond drilling approximately 15,000 metres between April and September. Approximately 10,000 metres of this total will be drilled into the low sulphide, high grade PGE Zone to further define this mineralization. The remaining 5,000 metres is designated for the deeper West Zone, just west of the current potential open pit resource, to upgrade more resources to indicated status. In addition, the deeper West Zone drilling will also probe for the presence of the low sulphide, high grade PGE mineralization, and a feeder zone.

Phase 2 of the 2008 program provides for 5,000 metres of diamond drilling late in the year. This work is designed to follow up exploration in the West South Zone and to conduct any additional drilling needed to follow up on Phase 1 drilling.  Follow up on Phase 1 drilling will take precedence over the West South Zone.

In addition to the previously described exploration activities, the Company plans to conduct preliminary exploration drilling programs during the summer on the North Zone or Gossan located 1.5 km north of the new camp as well as on the western most VTEM anomaly located 20km south of the West Zone.  Both target areas possess geophysical, geological and geochemical signatures similar to those of the West Zone.

All dollar values are in Canadian dollars unless otherwise indicated.

In an effort to further evaluate its large land holding, Starfield will embark on a grassroots surface exploration program this summer to examine the kimberlite and gold potential of the Company’s 219 active claims surrounding the Ferguson Lake project.  The potential for kimberlites is indicated by the interest of the diamond exploration companies that have staked ground surrounding the Ferguson Lake camp. Starfield also believes there are prospects for gold mineralization in the Archean greenstone belt to the south.

Initially this program will entail the processing of approximately eleven hundred 20-litre unsieved till samples taken during the 2005/2006 regional sampling program.  Once the samples have been screened to create a 30 kg sample, they will be sent out for mineral extraction, KIM (kimberlite indicator minerals) counts and ICP (inductively coupled plasma) assays, which will determine concentrations of up to 70 elements simultaneously.  The morphology of the indicator minerals will be studied to determine the proximity to potential kimberlites as well as detailed chemical studies to determine if any potential kimberlites are diamondiferous.

The second phase of the surface exploration program will consist of follow-up sampling around 10 geophysical targets picked from a 2005 VTEM survey completed over the area, and any follow-up needed on the soil samples. This program will be helicopter supported and will consist of samples taken at 50 metre spacing around the targets. If the results of this sampling prove positive, a small-scale drill program to test the targets will be considered for the 2009/2010 season.  Follow-up reconnaissance will be based on the results of the mineralogical and chemical studies and will be focused on those target areas having the best potential.  This follow-up will consist of more detailed sampling and possible ground geophysics to better define potential drill targets for 2009.

Hydrometallurgical Testing Update

On December 19, 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization and the subsequent production of high purity nickel and copper metal from the process solution.

Under the direction of Dr. Bryn Harris, the Company has tested this newly-developed, chloride-based, metallurgical treatment process. The 2006 program has resulted in laboratory recoveries ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt from sulphide core samples. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

Success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flowsheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressures, thus eliminating the need for a pressure leaching system.  Additional confirmatory work is in progress, and is being funded by the Natural Sciences and Engineering Research Council (“NSERC”) at McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield).  The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.  Program progress has resulted in the Company jointly continuing to fund the program.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process.  In 2007 the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using Ferguson Lake massive sulphides. The process circuit’s modular units were set up at Lakefield’s laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

All dollar values are in Canadian dollars unless otherwise indicated.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process.  All of these projects have been completed to support the SWRPA scoping study evaluation of the Ferguson Lake Project.

During the next 18 months the Company expects to construct a pilot plant and to process a bulk sample of Ferguson Lake massive sulphide material.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters.

Quarter ended	2008 May 31 Q1	2008 Feb 29 Q4	2007 Nov 30 Q3	2007 Aug 31 Q2	2007 May 31 Q1	2007 Feb 28 Q4	2006 Nov 30 Q3	2006 Aug 31 Q2
Total Revenue	-	-	-	-	-	-	-	-
Net Income (Loss) CDN GAAP	(988)	(3,446)	(4,322)	(2,615)	(1,457)	1,101	(647)	(725)
Deferred mineral property expenditures	7,471	2,484	5,209	3,259	2,131	1,850	5,566	5,892
Cash	24,489	10,915	13,581	12,189	12,144	506	1,243	6,916
Basic and Diluted Loss per Share, CDN GAAP	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	0.01	(0.00)	(0.00)
Weighted avg. number of shares	302,579	298,702	283,364	265,281	211,251	189,474	194,465	194,465

 Note: the above table is in $’000 except for loss per share items, which are in dollars and weighted average number of shares, which is in thousands.

All dollar values are in Canadian dollars unless otherwise indicated.

SELECTED ANNUAL INFORMATION

	February 29, 2008	February 28, 2007	February 28, 2006
Cash and cash equivalents	10,915	506	2,134
Mineral properties, deferred exploration, and development expenditures	76,664	63,581	46,375
Working capital	10,819	(1,913)	803
Net sales	-	-	-
Loss before other items	13,496	4,763	2,436
Net loss	11,840	2,100	2,695
Loss per share and fully diluted loss per share	(0.04)	(0.01)	(0.02)
Total assets	90,315	65,064	48,923
Total long term financial liabilities	69	185	-
Dividends	-	-	-
Note: The above table is in $’000 except for per share items which are in dollars; these financial statements have been prepared on the basis of accounting principles applicable to a “going concern” which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Three Months ended May 31, 2008 compared to Three Months ended May 31, 2007

During calendar 2007, the Company changed its management team and did not recommence drilling until September 2007 and the program continued until early December 2007.  Drilling resumed in April 2008 as the Company began its fiscal 2009 drilling and exploration program.  During the quarter ended May 31, 2008, the Company incurred additional costs as it completed its scoping study.  These changes in operational activity are reflected in the increased Mineral properties costs.

Costs incurred on Mineral properties in the three months ended May 31, were as follows:

	May 31, 2008 $’000	May 31, 2007 $’000
Acquisition and maintenance costs	50	-
Exploration costs
Personnel	2,501	501
Aircraft support including helicopter moves	1,735	737
Diamond drilling	631	-
Camp support costs including fuel	1,662	543
Analytical and geophysical services	892	350
	7,471	2,131

Deferred exploration expenditures incurred over the three months ended May 31 were $4.8 million higher than during the corresponding period in 2007 due to the beginning of the 2008/2009 drilling program and lack of drilling in the same quarter in 2007.  Aircraft support for the period increased as a result of the initial drilling and exploration program that began in the first quarter.  The Company began its fiscal 2009 drilling program in April, whereas no drilling was performed in the corresponding 2007 quarter.  Camp support costs for the period increased primarily as a result of an increased number of people and fuel levels required to execute the 2008/2009 drilling program.  Analytical costs for the period increased as the Company began analyzing early core samples and due to the substantial increase in activity relating to the development of the  hydrometallurigcal process.

All dollar values are in Canadian dollars unless otherwise indicated.

General and Corporate expenditures incurred in the three months ended May 31, 2008, and May 31, 2007, were as follows:

General and Corporate	3 months Ended May 31, 2008 $’000	3 months Ended May 31, 2007 $’000
Compensation	78	241
Consulting fees	46	23
Directors fees	27	94
Investor relations	45	90
Legal and audit	121	262
Rent and office services	102	59
Transfer and regulatory fees	78	147
Travel and conferences	110	74
	607	990

General and Corporate expenses for the three months ended May 31, 2008 decreased over the corresponding three months of the previous year mainly because of the following:

•	compensation decreased due to termination payments to former management in 2007;
•	consulting fees increased as a result of search costs associated with hiring the VP, Exploration;
•	directors fees decreased because the $94 paid in the comparative period included catch-up compensation for unpaid prior fees;
•
legal expenses were elevated in 2007 due to negotiation of commercial lease at Ferguson Lake and costs associated with the Company’s TSX listing, no corresponding charges were incurred in 2008. Audit expense was much higher in 2007 due to increased filing requirements, and includes the 2007 income tax return plus the hiring of an interim controller and additional accounting support staff, no corresponding charges were incurred in 2008;

•	rent and office increased due to higher rents paid in Toronto relative to Vancouver along with corporate housing required for staff;
•	transfer and regulatory fees decreased in 2008 due to initial listing fees being paid in 2007 when the Company moved from the TSX Venture to the TSX exchange; and
•	travel and conference expenses increased due to increased traffic to camp and increased presence at conferences.

During the three months ended May 31, 2008, the Company granted 1,250,000 stock options (2007 - 5,000,000) to directors, employees and consultants. The Company recognized $1,803 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $1,220 was capitalized to Mineral properties (2007 - $478, no capitalization)..  The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 75% volatility, risk-free interest rate of 3.05% and an expected dividend yield of 0%. Options vest equally as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.

All dollar values are in Canadian dollars unless otherwise indicated.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities.  These equity offerings generally include private placements and the exercise of warrants and options.

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15 million and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5 million, for aggregate gross proceeds of $20 million.  The Company paid issuance costs of $1,017,000.

Starfield is using the proceeds from the Offering for general exploration expenditures and general working capital purposes.

Since Starfield is a junior resource exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.

As at May 31, 2008, Starfield had $24.5 million in cash (YE: $10.9 million) and a working capital of $23.2 million, (YE: $10.8 million). The increase in cash and working capital is primarily a reflection of the $20 million private placement in May 2008.

There are 800,000 warrants outstanding (2007: 25.2 million) at a weighted average exercise price of $1.67, which, if fully exercised, would raise $1.3 million (2007: $8.3 million).  The contribution of only in-the-money warrants would be $nil.

There are also 20.8 million share purchase options outstanding (2007: 21.7 million) with a weighted average exercise price of $0.97, that would contribute approximately $20.2 million (2007: $8 million) if exercised in full.  The contribution of only in-the-money options would be approximately $4.2 million.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $23.2 million in cash which is invested in treasury accounts with the Royal Bank of Canada in Toronto.

Other

Starfield does not have commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance including losses before discontinued operations and extraordinary items.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

All dollar values are in Canadian dollars unless otherwise indicated.

As of the date of this MD&A, the Company had entered into the following contractual financial obligations:

Item	Total $’000	Less than 1 year $’000	1-3 years $’000	More than 3 years $’000
Toronto office lease	972	160	545	267
Kivalliq Inuit Association commercial lease	480	96	288	96
Capital leases for equipment	158	115	43	-
Total contractual obligations	1,610	371	876	363

Starfield’s receivables are mainly comprised of GST recoveries.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Other than plans to drill approximately 20,000 metres during fiscal 2009, Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's exploration activities or to meet and to fund mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky.  Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

All dollar values are in Canadian dollars unless otherwise indicated.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development.  Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield.  Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.  Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.

Title Matters

Title to and the area of mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully operate the Ferguson Lake Property.  The Company will actively seek financing from time to time to develop the Ferguson Lake project; however, the availability, amount and timing of this financing is not certain at this time.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable.  The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital.  The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations) and it may not achieve its business objectives.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company has No History of Operations

The Company has no history of operations, and is in the early stages of development on its mining property.  The Company may experience higher costs than budgeted and delays which were not expected.  The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance.  Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

All dollar values are in Canadian dollars unless otherwise indicated.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and results of operations.

The Company may Experience Uncertainty in Marketing the Platinum, Palladium, Nickel, Cobalt, and Copper which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of Platinum, Palladium, Nickel, Cobalt, and Copper.  The prices of these metals fluctuate and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

All dollar values are in Canadian dollars unless otherwise indicated.

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities.  The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required.  The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reduced levels of production at producing properties, or require abandonment or delays in development of its mining properties.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

The Company does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals.  The Company also believes that the markets for its primary metals, being Nickel, Copper, Platinum and Palladium, are strong and will continue to be strong for some time.  The Company is, however, unable to predict with any certainty future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended May 31, 2008, other than the item discussed below, the Company had no transactions with related parties.

All dollar values are in Canadian dollars unless otherwise indicated.

One of the directors of the Company is a major shareholder of Ferguson Simek Clark International, a professional engineering consulting practice specializing in cold climate and remote location projects.  During the three months ended May 31, 2008, the Company incurred costs of $64,000 with that entity (2007 - Nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

i.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life.  During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements.  To date, no significant disturbances have occurred.  Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.

ii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated expense is recognized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.

Recent Accounting Pronouncements

Other than as disclosed in the February 29, 2008 audited financial statements and as described in the following paragraph, there are no new accounting pronouncements that are expected to impact the Company.

The CICA has issued the following new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended May 31, 2009 and is considering the impact this will have on the Company's financial statements.

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company may no longer be able to defer costs and revenues incurred prior to commercial production at new operations.

All dollar values are in Canadian dollars unless otherwise indicated.

OTHER

Shares issued and outstanding

As at July 9, 2008 the Company had 323,475,899 shares issued and outstanding as well as 19 million options and 800,000 warrants.  The exercise of all outstanding options and warrants would generate proceeds of $20.2 million.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and resource property costs is provided in the Company’s Statement of Operations and the accompanying notes contained in its audited Financial Statements for February 29, 2008 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Management of the Company is responsible for designing, establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors that the financial statements present fairly the financial position and activities of the Company. However all internal control systems, no matter how well designed, have limitations. Therefore, even a system believed to be effective will only provide reasonable assurance with respect to financial statement preparation and presentation.

The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the design of internal control procedures as defined in Multi-lateral Instrument 52-109 and have determined that they provide reasonable assurance with respect to the reliability of the Company’s financial reporting as of May 31, 2008.

In completing their evaluation of the design of the Company’s internal control procedures, the CFO and CEO have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company does not have sufficient specialized knowledge to address certain technical and complicated accounting issues. In order to remediate this issue, the Company will hire, from time to time, consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management and the Company’s auditors) to assist in the preparation of the Company’s tax provision calculations and to assist the Company in its financial reporting with respect to complex accounting issues.

As of the date of this MD&A there were no changes in the Company’s internal controls over financial reporting, other than those discussed above, that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

All dollar values are in Canadian dollars unless otherwise indicated.

Approval

The Audit Committee members of Starfield have approved the disclosure contained in this quarterly MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com .

All dollar values are in Canadian dollars unless otherwise indicated.